200 East Randolph Drive
Chicago, Illinois  60601

Dennis M. Myers, P.C. To Call Writer Directly: 312 861-2232 dmyers@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

February 12, 2009

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Melissa Rocha
Terence O’Brien

Re:	WII Components, Inc.
Form 10-K for the Year Ended December 31, 2007
(SEC File No. 333-115490)

Ladies and Gentlemen:

On behalf of WII Components, Inc. (the “Company” ), we are writing to respond to the additional comments raised in your letter to Mr. Dale B. Herbst, Chief Financial Officer of the Company, dated December 15, 2008, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Annual Report”).  For ease of reference, we have reproduced the comments in their entirety below.  This response was delayed longer than the normal 10 business days since the Company wanted to complete its’ preliminary unaudited SFAS No. 142, Goodwill Impairment analysis as of December 31, 2008 to comment on the results within this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

1.             We note your response to prior comment 7 with regards to the determination that a SFAS 144 impairment analysis was not necessary as no triggering events were present as of December 31, 2007.  It is unclear from your response, whether or not you plan to disclose whether a SFAS 144 analysis was performed in any of the periods presented.  Given the adverse sales trends, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management’s

Hong Kong   London   Los Angeles   Munich   New York   Palo Alto   San Francisco   Washington, D.C.

determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.  Please revise future filings to clarify these points.

Response:               In response to the Staff’s comment, the Company will disclose in future 10-K filings whether or not a SFAS 144 analysis has been performed for the periods presented and, if applicable, the triggering event causing the SFAS 144 analysis to be completed.

2.               We further note in your response to prior comment 7 with regards to your SFAS 142 test for impairment of Goodwill.  Supplmentally provide us with your most recent impairment test documentation so that we may more clearly understand the material assumptions and comparable company data that was used in your analysis.

Response:               In response to the Staff’s comment, we have attached to this response letter as Exhibit A the documentation of our most recently completed SFAS 142 test for impairment of Goodwill as of December 31, 2007.  Our December 31, 2007 fair value was $300.4 million (average of $290.7 million and $310.1 million from Exhibit A), and our net worth and interest bearing debt was $210.6 million.  As our fair value exceeded net worth and interest bearing debt, the Company concluded no impairment of Goodwill as of December 31, 2007. Although our market continued to worsen in 2008, we did not believe an interim impairment triggering event had occurred as the market impact was not of a significant enough level with consideration to the approximate $90 million of excess fair value at December 31, 2007.

As a result of our 2008 audit not being final at this time, we are not attaching our December 31, 2008 FAS 142 test for impairment of Goodwill.  Our 2008 analysis is based on a similar fair value approach.  Although, preliminarily, we do not expect an impairment of Goodwill at this time.

3.               We note in your Form 10-Q for the quarter ended September 30, 2008, you discuss how an overall market slowdown, particularly the home building, repair and remodeling industry, since 2006 has led to lower a decrease in sales.  Please expand MD&A, in future filings, to provide a discussion of recent economic events, specifically the significant downturn in the fourth quarter of 2008 and its current and expected future impact on your operations, financial position and liquidity.  This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.  In your response to this letter, please provide a detailed description of proposed future disclosure.

Response:               Included in the Form 10-Q for the quarter ended September 30, 2008, the last paragraph of Liquidity and Capital Resources discusses the slowdown in the building of new

2

homes, and repair and remodeling of existing homes, including general discussion on the slowdown of general economic conditions.  We will include additional disclosure in future filings in this paragraph to include the Staff’s comments in question #3 above.  In accordance with the Staff’s comment, the Company suggests the following revised disclosure which we will include in the December 31, 2008 10-K filing subject to updates for events or circumstances from now until our Filing, which will include discussion of financing covenants, and any further changes to the current economic environment and the market in which we operate, that could have an impact on our liquidity and future cash flows:

“We cannot provide assurances that our business will generate sufficient cash flow from operations, that anticipated net sales growth and operating improvements will be realized or that future borrowings will be available under our New Senior Credit Facility in an amount sufficient to enable us to service our indebtedness, including the Senior Notes, or to fund our other liquidity needs.  In addition, we cannot provide assurances that we will be able to refinance any of our indebtedness, including our New Senior Credit Facility and the Senior Notes, on commercially reasonable terms, if at all.

We derive a significant portion of our revenue as a result of demand for our products created by the building of new homes, and repair and remodeling of existing homes.  During the second half of 2006, the home building, and repair and remodeling industry experienced a slowdown as a result of general economic conditions.  This slowdown has worsened into 2008, and has had a negative impact on our results of operations for the twelve months ended December 31, 2008.  If this slowdown were to continue or worsen over an extended period of time, it could have a material adverse effect on our business, financial condition or results of operations which may include impairment charges of goodwill and other long-term assets.

Recently, the financial markets experienced a period of unprecedented turmoil, including the bankruptcy, restructuring or sale of certain financial institutions and the intervention of the U.S. federal government. While the ultimate outcome of these events cannot be predicted, they may have a material adverse effect on our liquidity and financial condition if our ability to borrow money from our existing lenders under our New Senior Credit Facility to finance our operations were to be impaired. The crisis in the financial markets may also have a material adverse impact on the availability and cost of credit in the future. Our ability to pay our debt or refinance our obligations under our New Senior Credit Facility will depend on our future performance, which will be affected by, among other things, prevailing economic conditions. The recent financial crisis may also have an adverse effect on the U.S., which would have a negative impact on demand for our products. In addition, tightening of credit markets may have an adverse impact on our customers’ ability to finance the purchase of our products or our suppliers’ ability to provide us with raw materials, either of which could adversely affect our business and results of operations.

We intend to continue to manage the business in this slower economy and its effect on our industry by diligently reviewing our costs of doing business on a routine basis, controlling working capital in a slower business climate, and minimizing our capital expenditure needs.

3

However, we cannot provide you with assurance that our business will generate sufficient cash flow from operations, that anticipated net sales growth and operating improvements will be realized or that future borrowings will be available under our New Senior Credit Facility in an amount sufficient to enable us to service our indebtedness, including the Senior Notes, or to fund our other liquidity needs.  In addition, we cannot provide assurances that we will be able to refinance any of our indebtedness, including our New Senior Credit Facility and the Senior Notes, on commercially reasonable terms, if at all.”

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (312) 861-2232.

Sincerely,

Dennis M. Myers, P.C.

cc:	Dale B. Herbst
WII Components, Inc.

4

EXHIBIT A

WII Components, Inc. fair market value determination for SFAS No. 142 as of December 31, 2007

Company Overview

WII Components, Inc. (the “Company” or “Woodcraft”) is a holding company with one operating subsidiary, Woodcraft Industries, Inc.  WII Components, Inc. is 100% owned by WII Holding, Inc. (owned primarily by Olympus Growth Fund IV or “OGF IV”).  WII Holding, Inc. acquired Woodcraft on January 9, 2007.  The acquisition was structured as a merger of a newly formed wholly owned subsidiary of WII Holding, Inc. with and into WII Components, Inc.  The acquisition was accounted for as a recapitalization in the Company’s financial statements, with no adjustments to the historical basis of the Company’s assets and liabilities.  The Company did not push down the basis because of the significance of the publicly traded debt outstanding, which hinders WII Holding, Inc.’s ability to control the form of ownership of the Company.

Woodcraft is the largest outsourced manufacturer of wood cabinet doors, hardwood components, and engineered wood products in North America.  Its products are sold principally to leading national and regional kitchen and bathroom cabinet manufacturers.  Its reputation for high quality and reliable performance has enabled the Company to establish strong, long-standing relationships with its customers.  Its customers, in turn, distribute products through various sales channels, including specialty kitchen and bathroom cabinetry dealers, home center retailers, office and institutional distributors, architectural millwork and furniture distributors, and homebuilders.  Woodcraft’s product line includes (i) fully assembled hardwood cabinet doors; (ii) hardwood cabinet door components, face frames, drawer fronts, and moldings; (iii) rigid thermofoil (“RTF”) cabinet doors and components; (iv) veneer raised panels (“VRP”); and (v) a variety of laminated and profile-wrapped components.  The company also provides account management and design services.  Woodcraft was founded in 1945 and is headquartered in St. Cloud, Minnesota.

Original Investment Rationale

•                  Industry Leading Market Share in a Fragmented Market.  Woodcraft management estimates that as of 2006, the Company serves approximately 24% of its $1.2 billion addressable market, up from 14% in 2002.  Beyond the second largest industry participant, Conestoga Wood Specialty Corp. (18% market share), no single competitor commands greater than 10% share.  The vast majority of Woodcraft’s competitors are small, private, capital-constrained companies that lack the broad manufacturing capabilities and national reach needed to service the leading OEMs.  As OEMs continue to consolidate and gain market share, only suppliers with consistent quality and on-time delivery, broad geographic reach, and product development and manufacturing capacity capable of handling large programs will continue to gain share with these OEMs.

•                  Best-in-Class Manufacturing Capabilities and Value-Add Services.  Woodcraft is one of only two outsourced cabinet door and component manufacturers with sales in excess of $100 million and one of the few suppliers to offer a comprehensive array of both hardwood and engineered wood doors and components on a national basis.  Woodcraft’s operations are among the most sophisticated and efficient in the industry.  Management believes that Woodcraft offers its customers the shortest lead times in the industry (one to two weeks average).  Woodcraft’s deep base of technical and operating expertise has enabled it to develop the most responsive and efficient kitchen-at-a-time (“KAT”) component sourcing solutions in the industry.  Woodcraft is one of only two U.S. cabinet door and component manufacturers to provide its customers with product development capabilities.  Woodcraft operates vertically integrated hardwood operations from the drying of green lumber through rough milling and final production, a strategy that allows the Company to maximize procurement, raw material yield and operational flexibility, resulting in a competitive cost structure.

•                  Compelling Value Proposition for Cabinet OEMs.  Woodcraft is able to leverage its manufacturing expertise and integrated logistics capabilities to offer its customers high quality hardwood and engineered wood doors and components at a lower total cost than can be achieved through in-house production.  Given the increasing complexity in cabinet construction, high manufacturing costs associated with customized orders and the trend toward shorter lead times, management believes that leading cabinet manufacturers will continue to increase outsourcing of cabinet door and component construction to independent manufacturers.

•      Continued Strong Demand Growth for Kitchen & Bathroom Cabinets.  With sales exceeding $15 billion in 2005, the U.S. residential cabinet industry has grown at an annual rate of 11.1% over the past decade.  By comparison, over the same period, new home sales grew at an annual rate of 6.7% and the repair and remodeling market grew at an annual rate of 5.3%.  The stronger relative growth of the cabinet industry can be attributed to the increasing importance of kitchen and bath areas to the American homeowner and the subsequent spending on larger and more upscale cabinets.  Industry sources estimated that approximately 75% of kitchen and bath cabinet sales are driven by remodeling and repair expenditures.  Management estimates Woodcraft exhibits a similar mix of repair and remodel versus new build business, an attractive characteristic given that remodeling spend is more stable than new build.

Comparable Transactions

Comparable transactions provide data on how acquirers value companies similar to Woodcraft.  Most of the relevant transactions are private deals with no purchase multiples disclosed.  For recent transactions with publicly available data, comparable transactions have occurred at 5.8x – 11.5x LTM EBITDA.  Given the wide range of data points, the mean and median values are used for the low and high valuations, respectively.

Comparable Transactions

($ in millions)

Date			Enterprise	LTM	EBITDA	Enterprise Value/LTM
Announced	Buyer	Target	Value	Revenue	Margin	Revenue		EBITDA

11/26/07	Royal Philips Electronics	Genlyte Group Inc.	$2,838.0	$1,601.0	16.7%	1.8	x	10.6	x
09/18/07	H.I.G. Capital	Gienow Windows & Doors Income Fund	182.8	203.9	15.4%	0.9	x	5.8	x
10/21/07	Hellman & Friedman	Goodman Global	2,687.2	1,901.0	13.5%	1.4	x	10.5	x
07/23/07	Bain Capital	American Standard	1,755.0	2,400.0	7.7%	0.7	x	9.5	x
08/27/07	Nucor Corp	Magnatrax	280.0	419.2	6.4%	0.7	x	10.4	x
07/02/07	Oldcastle Glass	Vistawall Group, North American bus.	190.0	414.4	7.4%	0.5	x	6.2	x
01/31/07	Building Materials Corp.	Elkcorp	1,128.3	896.2	10.9%	1.3	x	11.5	x
01/10/07	Genstar Capital	International Aluminum	228.0	293.2	12.1%	0.8	x	6.4	x

	All Transactions	Minimum:	182.8	203.9	6.4%	0.5	x	5.8	x
		Mean:	1,161.2	1,016.1	11.3%	1.0	x	8.9	x
		Median:	704.2	657.7	11.5%	0.8	x	9.9	x
		Maximum:	2,838.0	2,400.0	16.7%	1.8	x	11.5	x

Comparable Companies

The directly comparable companies to Woodcraft are all privately held or subsidiaries of much larger publicly traded companies.  These direct comparables are: Conestoga Wood Specialty Corp. (privately held, East Earl, PA); Decore-ative Specialties (privately held, Monrovia, CA); Appalachian Wood Products, Inc. (privately held, Clearfield, PA); Quality Doors (subsidiary of Masco Corp.); and Northern Contours, Inc. (privately held, Fergus Falls, MN).  Woodcraft is the largest outsourced manufacturer of wood cabinet doors and components, holding approximately 25% market share.

Trading multiples for comparable publicly traded companies provide an analysis of how the public market values a minority ownership interest in companies with characteristics similar to Woodcraft.  Although there are no public companies directly comparable to Woodcraft, the following companies provide similar distribution services in related industries:

•                  American Woodmark Corporation (NASDAQ GS: AMWD).  American Woodmark Corporation engages in the manufacture and distribution of kitchen cabinets and vanities for the remodeling and new home construction markets in the United States. The company offers framed stock cabinets in approximately 350 cabinet lines in 80 door designs and 11 colors. Its stock cabinets consist of a common box with interior components, as well as an oak, cherry, maple, or hickory front frame. American Woodmark markets its products under American Woodmark, Timberlake, Shenandoah Cabinetry, and Potomac brand names. The company serves its markets through home centers, builders, and independent dealers and distributors. American Woodmark distributes its products to each market channel directly from six assembly plants through a third party logistics network. The company was founded in 1980 and is based in Winchester, Virginia.

•                  Eagle Materials, Inc. (NYSE: EXP).  Eagle Materials, Inc., together with its subsidiaries, engages in the manufacture, distribution, and sale of gypsum wallboard and cement primarily in the United States. Its products include gypsum wallboard, portland cement, recycled paperboard, and concrete and aggregates. The company’s gypsum wallboard operations include mining and extraction of gypsum from the ground; conversion of gypsum into plaster; process of plaster with various chemicals and water to produce a mixture used to harden the recycled paperboard; and sale of gypsum sheets in appropriate lengths, dried, and bundled form. It manufactures and sells cement for the construction sector. The company’s recycled paperboard operations comprise manufacture of paper products from recycled paper fiber. Its paper products include the facing and backside paper used in the manufacture of gypsum wallboard; other recycled paperboard grades used by manufacturers of consumer packaging; and industrial paperboard products, such as angle board, tube, and core board produced for diversity and mill optimization. The company’s concrete operations involves in the mixing of cement, sand, gravel, or crushed stone and water to form concrete that is sold to construction contractors. Its construction aggregates consists of the mining, extraction, production, and sale of crushed stone, sand, gravel, and lightweight aggregates, such as expanded clays and shales. The company sells its products to build and renovate residential, commercial, and industrial structures, as well as to build and improve the roads and bridges. As of March 31, 2006, the company operated four gypsum wallboard plants, four cement plants, one gypsum paperboard plant, eight concrete batching plants, and two aggregates facilities. Eagle Materials, formerly Centex Construction Products, Inc., was founded in 1963 and is based in Dallas, Texas.

•                  Fortune Brands, Inc. (NYSE: FO).  Fortune Brands, Inc., through its subsidiaries, engages in the manufacture, production, and sale of home and hardware products, spirits and wine, and golf products. Its home and hardware products include custom, semi-custom, stock, and ready-to-assemble cabinetry for the kitchen, bath, and home use under various brand names, including Aristokraft, Omega, Kitchen Craft, Schrock, Diamond, HomeCrest, Decora, and Kemper; faucets, bath furnishings, accessories, parts, and kitchen sinks; and fiberglass and steel residential entry door, and patio door systems. The company also offers key-controlled and combination padlocks, bicycle and cable locks, built-in locker locks, automotive, trailer and towing locks, and various specialty safety and security devices; and tool storage products, such as steel toolboxes, tool chests, workbenches, and related products. Its distilled spirits and wine products comprise gin, vodka, brandies, ports, tequila, cognac, whisky, and liqueurs. It offers its products under various brands, including Jim Beam, Maker’s Mark, Sauza, Canadian Club, DeKuyper, Laphroaig, Courvoisier, and Clos du Bois, as well as Teacher’s Scotch whisky, Harveys sherries, Cockburn’s port, Larios gin, Whisky DYC, and Kuemmerling bitters. The company also offers its wine products under Clos du Bois, Geyser Peak, Wild Horse, Buena Vista, Gary Farrell, and William Hill brands. The company also manufactures and markets golf balls, golf clubs, golf shoes, and golf gloves, as well as golf bags, golf outerwear, and accessories. The company offers its products primarily in the United States, Canada, Europe, Australia, Mexico, China, and Thailand. Fortune Brands was founded in 1904 and is based in Deerfield, Illinois.

•                  Gibraltar Industries, Inc. (NASDAQ GS: ROCK).  Gibraltar Industries, Inc., through its subsidiaries, operates as a manufacturer, processor, and distributor of products for the building, industrial, and vehicular markets. The company operates in two segments, Building Products and Processed Metal Products. The company’s Building Products segment manufactures ventilation products, structural connectors, expanded metal products, mailboxes, metal roofing and accessories, rain-carrying systems, trims and flashings, steel framing, storm and hurricane panels, drywall corner bead, masonry products, and epoxies, resins, grout and anchors. This segment also manufactures metal bar gratings, expanded metal, metal lath, perforated metal, fiberglass grating, safety/plank grating, and vinyl bead accessories for use in a range of industrial applications and for residential, multi-family, commercial, and high-rise construction applications. It also manufactures and distributes ventilation products and accessories, gutter protection, and structural connectors. This segment operates facilities in 24 states in the United States, Canada, England, Germany, and Poland. Gibraltar’s Processed Metal Products segment engages in intermediate processing of wide, open tolerance flat-rolled sheet steel and other metals through the application of various different processes to produce value-added coiled steel and other metal products to be further processed by customers. This segment offers flat-rolled products for use in the automotive and auto supply industries; processed steel for use in Canadian coins; powdered copper; and materials management services. Processed Metal Products segment operates facilities in 7 states in the United States and China. Gibraltar Industries is headquartered in Buffalo, New York.

•                  Masco Corporation (NYSE: MAS).  Masco Corporation manufactures, distributes, and installs home improvement and building products primarily in North America. It operates through five segments: Cabinets and Related Products, Plumbing Products, Installation and Other Services, Decorative Architectural Products, and Other Specialty Products. The Cabinets and Related Products segment offers semi-custom, assembled, and ready-to-assemble cabinetry for kitchen, bath, storage, home office, and home entertainment applications. The Plumbing Products segment manufactures faucets and showering devices for use in kitchen and lavatory sinks, and in bath and shower applications. It also offers brass and copper plumbing system components and other plumbing specialties to plumbing, heating, and hardware wholesalers; home centers; hardware stores; building supply outlets; and other mass merchandisers. The Installation and Other Services segment sells installed building products, including insulation, cabinetry, fireplaces, gutters, and garage doors; and distributes roofing and drywall products. The Decorative Architectural Products segment manufactures architectural coatings, such as paints, specialty paint products, stains, varnishes, and waterproofing products, as well as cabinet, decorative door and builders’ hardware, and decorative bath hardware and shower accessories to distributors, home centers, and other retailers. The Other Specialty Products segment produces windows and patio doors for new home construction and home improvement markets. It fabricates vinyl windows and sunrooms; and extrudes vinyl frame components and tempers glass for windows, patio doors, and sunrooms. This segment also offers manual and electric staple gun tackers, staples, and other fastening tools through wholesalers, home centers, and other retailers. The company was founded in 1929 as Masco Screw Products Company and changed its name to Masco Corporation in 1961. Masco Corporation is headquartered in Taylor, Michigan.

•                  PGT, Inc. (NASDAQ GM: PGTI).  PGT, Inc. engages in the manufacture and supply of residential impact-resistant windows and doors. Its impact-resistant products, which are marketed under the WinGuard’ brand name, combine aluminum or vinyl frames with laminated glass to provide protection from hurricane-force winds and wind-borne debris. The company offers aluminum products, including single hung, horizontal roller, casement, fixed lite, architectural windows and sliding glass, French, corner meet, prime, and cabana doors. It also provides vinyl products, which consists of single hung, double hung, horizontal roller, casement, fixed lite, architectural windows, swing doors, and sliding glass doors; and architectural systems products, including single hung, horizontal roller, fixed lite windows, and sliding glass doors. In addition, the company offers Eze-Breeze sliding panels for porch enclosures. It serves window distributors, building supply distributors, window replacement dealers, and enclosure contractors. PGT has operations in Southeastern United States, the Gulf Coast, and the Caribbean. The company was founded in 2003 as JLL Window Holdings, Inc. and changed its name to PGT, Inc. in February 2006. PGT is headquartered in North Venice, Florida.

•                  Quanex Corporation (NYSE: NX).  Quanex Corporation, together with its subsidiaries, manufactures engineered products and materials for the vehicular and building products markets in the United States and internationally. It operates in three segments: Vehicular Products, Engineered Building Products, and Aluminum Sheet Building Products. The Vehicular Products segment provides engineered steel bar manufacturing, steel bar and tube heat-treating, steel bar and tube corrosion, and wear resistant finishing services, as well as metal heat-treating, phosphate coating, finishing, bar shearing, and other value-added services. It produces engineered steel bars for the light vehicle, heavy duty truck, agricultural, defense, capital goods, recreational, and energy markets. The Engineered Building Products segment produces window and door components and products for original equipment manufacturers that serve the building and remodeling markets. Its products include flexible insulating glass spacer systems, window and patio door screens, window cladding frames, residential exterior products, engineered vinyl and composite door and window frames, and custom window grilles and trim in various woods for the home improvement, residential, and light commercial construction markets. The Aluminum Sheet Building Products segment comprises aluminum sheet casting operation and aluminum sheet finishing operations. The aluminum sheet finishing operations include reducing coil to specific gauge, annealing, slitting, and custom coating for exterior housing trim, fascias, roof edgings, soffits, downspouts, gutters, trim, and trim coils applications in building and construction markets, as well as other capital goods and transportation markets. Quanex sells its products through direct and indirect sales force and manufacturers’ representatives, as well as distributors. The company was founded in 1927 as Michigan Seamless Tube Company and changed its name to Quanex Corporation in 1977. Quanex is based in Houston, Texas.

•                  Universal Forest Products, Inc. (NASDAQ GS: UFPI).  Universal Forest Products, Inc. engages in the engineering, manufacture, treatment, distribution, and installation of lumber, composite wood, plastic, and other building products in the United States, Canada, and Mexico. It offers preserved and unpreserved dimensional lumber and various other related products; composite wood and plastic products; and engineered wood products, which include roof trusses, wall panels, and engineered floor systems to DIY/retail market. The company also provides various engineered wood components used to frame residential or commercial projects, including roof and floor trusses, wall panels, open joist, I-joists, and lumber packages; and framing services for the site-built sector. In addition, it offers roof trusses, lumber cut, plywood, particle board, and dimensional lumber for use in the construction of manufactured housing; and pallets, specialty crates, and wooden boxes for packaging, shipping, and material handling purposes in the industrial and other markets. Universal Forest Products was founded in 1955 and is headquartered in Grand Rapids, Michigan.

Comparable Companies

($ in millions)

		Stock Price	Enterprise	Equity	LTM		EBITDA	Enterprise Value/LTM
Company Name	Ticker	12/31/07	Value	Value	Revenue	EBITDA	Margin	Revenue		EBITDA

American Woodmark Corp.	AMWD	$18.18	$243.8	$301.0	$653.6	$57.9	8.9%	0.4	x	4.2	x
Eagle Materials Inc.	EXP	$35.48	1,860.0	639.7	837.7	244.0	29.1%	2.2	x	7.6	x
Fortune Brands Inc.	FO	$72.36	16,430.0	10,420.0	8,270.0	1,750.0	21.2%	2.0	x	9.4	x
Gibraltar Industries, Inc.	ROCK	$15.42	981.8	454.0	1,350.0	124.6	9.2%	0.7	x	7.9	x
Masco Corp.	MAS	$21.38	11,350.0	8,840.0	12,060.0	1,500.0	12.4%	0.9	x	7.6	x
PGT, Inc.	PGTI	$4.76	242.1	130.5	292.8	35.0	12.0%	0.8	x	6.9	x
Quanex Corp.	NX	$51.90	1,840.0	1,330.0	2,050.0	280.3	13.7%	0.9	x	6.6	x
Universal Forest Products, Inc.	UFPI	$29.46	711.8	544.4	2,500.0	121.1	4.8%	0.3	x	5.9	x

		Minimum:	242.1	130.5	292.8	35.0	4.8%	0.3	x	4.2	x
		Mean:	4,207.4	2,832.4	3,501.8	514.1	13.9%	1.0	x	7.0	x
		Median:	1,410.9	592.1	1,700.0	184.3	12.2%	0.9	x	7.2	x
		Maximum:	16,430.0	10,420.0	12,060.0	1,750.0	29.1%	2.2	x	9.4	x

Historical and Projected Financial Results

The chart below summarizes the historical and projected financial results for Woodcraft.

Historical and Projected Financial Results (1)

Fiscal Years Ended(ing) December 2002 – 2008P

($ in millions)

	2002	2003	2004	2005	2006	2007E	2008P

Net Sales	$143.8	$173.6	$203.1	$259.6	$285.6	$250.5	$244.5
% growth	7.2%	20.7%	17.0%	27.8%	10.0%	-12.3%	-2.4%

Gross Profit	$28.1	$34.5	$36.8	$42.4	$49.2	$43.3	$41.6
% of net sales	19.6%	19.9%	18.1%	16.3%	17.2%	17.3%	17.0%

Adjusted EBITDA	$24.0	$29.9	$31.9	$35.8	$43.1	$38.8	$36.1
% of net sales	16.7%	17.2%	15.7%	13.8%	15.1%	15.5%	14.8%

(1) Source for 2007E and 2008P financial results is management estimates and plan as of December 2007.

Fair Market Value

To establish fair market value, items considered were: (1) the Woodcraft transaction multiple resulting from a competitive auction process, (2) other comparable transaction multiples and (3) comparable public company trading multiples.

We placed limited weight on the comparable public company trading multiples because the public companies are not sufficiently similar to Woodcraft to draw meaningful conclusions.  The OEM cabinet manufacturers are burdened by consumer brand and style risk.  American Woodmark in particular is focused on lower price point market segments which have suffered disproportionately in the housing downturn and which are more vulnerable to lower priced imports.  The other building products companies are competing in markets which have greater commoditization and/or greater exposure to new home construction.  Additionally, the large conglomerate businesses such as Fortune Brands are too diversified to compare directly to Woodcraft.  By applying a 25% size and liquidity discount and a 20% control premium (to account for OGF IV’s majority ownership) to the mean comparable companies multiple, the analysis yields a valuation multiple of 6.8x.  By applying the same size and liquidity discount and control premium to the median comparable companies multiple, the analysis yields a valuation multiple of 7.1x.

We believe Woodcraft should be valued at a discount to the comparable transactions.  We applied a discount of 25% and a company-specific premium of 10% to the mean and median values from the comparable transactions analysis of 8.9x and 9.9x, respectively, to arrive at low and high valuation results of 7.3x and 8.2x, respectively.  Woodcraft is significantly smaller than half of the comparable target companies, and it is clear from the transaction multiples that larger businesses receive a premium multiple relative to smaller ones.  We have included a discount factor of 25% to the mean and median multiples in the comparable transactions analysis to reflect Woodcraft’s smaller size relative to the data set.  The target companies in the comparable transactions set operated businesses more heavily tied to new construction expenditures than Woodcraft’s business.  Woodcraft’s more stable remodeling end markets support a higher valuation multiple.  We have included a company-specific premium of 10% to reflect Woodcraft’s more attractive business model.

When OGF IV acquired Woodcraft in January 2007, it did so through a competitive bidding process which set the fair market value of the Company at approximately 7.0x LTM EBITDA with an expectation that 2007 performance would be lower than that of 2006 due to a cyclical housing downturn.  In all cyclical industries, valuation multiples will compress at higher points in the cycle and expand at lower points in the cycle.  Now that we are one year further into the housing downturn, there should be multiple expansion for this reason.  To reflect an increased multiple, we have applied premiums of 5% and 15% to the initial Woodcraft transaction multiple of 7.0x to arrive at the low and high valuation multiples of 7.4x and 8.1x, respectively.

The following chart shows the results of the comparable companies and comparable transactions analyses as well as the valuation based on the initial Woodcraft transaction multiple.

Fair Market Value Valuation Results

($ in millions)

	Low			High
		Implied			Implied
	Enterprise	Multiple of		Enterprise	Multiple of
Methodology	Value	LTM EBITDA		Value	LTM EBITDA

Comparable Companies	$265.2	6.8	x	$273.4	7.1	x
Comparable Transactions	$283.5	7.3	x	$317.7	8.2	x
Woodcraft Transaction Multiple	$286.6	7.4	x	$313.9	8.1	x

After careful consideration of the factors discussed above, we have valued Woodcraft using a multiple range of 7.5x to 8.0x LTM EBITDA.

Net Asset Valuation

As of December 31, 2007

($ in millions)

	Low		High
LTM EBITDA (12/31/07)	$38.8		$38.8
EBITDA Multiple	7.50	x	8.00	x
Enterprise Value	$290.7		$310.1